July 25, 2016

Jaea Hahn

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust – Athena Value Fund Proxy Statement

Dear Ms. Hahn:

On July 15, 2016, Northern Lights Fund Trust (the "Registrant") filed a preliminary proxy statement with respect to the Athena Value Fund (the “Fund”). The Proxy Statement relates to a shareholder meeting to consider approval of a new sub-advisory agreement. You provided the following comments on July 20, 2016 to the Proxy Statement by phone to Andrew Davalla. Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response. The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2. In the first paragraph of the “Background” section of Proposal I, please specify the date of inception in the first sentence of the section.

Response. Registrant has made the requested change.

Comment 3. In the section “The Sub-Advisory Agreements”, disclosure provides that “Athena is entitled to receive 40% of the net advisory fee payable to Princeton….” In the deliberations later in the Proxy Statement, under “Fees and Expenses”, disclosure provides that the sub-advisory fee is 30%. Please revise this apparent contradiction in the disclosure for consistency.

Response. Registrant notes that, as under the Prior Agreement, Athena is entitled to receive 40% of the net advisory fee payable to Princeton after payment of certain expenses. Registrant has revised the erroneous disclosure accordingly.

July 25, 2016

Comment 4. In the section “Information Concerning Athena”, it is noted that all sub-advisory fees were waived during the fiscal period ended October 31, 2015. Please state whether fees were waived voluntarily or pursuant to contract.

Response. Athena is entitled to a portion of the net advisory fee after waiver and payment of certain expenses. All advisory fees were waived during the fiscal period ended October 31, 2015; therefore, there were no sub-advisory fees paid. The relevant disclosure has been revised as follows:

During the fiscal period ended October 31, 2015, under the Prior Agreement, the Fund incurred investment advisory fees of $9,220, of which a portion would have been payable to Athena as the Fund’s subadviser. However, pursuant to the Fund’s Operating Expenses Limitation Agreement between the Trust and Princeton, with respect to the Fund, all advisory and subadvisory fees were waived for the period.

Comment 5. Please disclose if a new Operating Expenses Limitation Agreement will be in place under the New Agreement.

Response. Registrant notes that the Operating Expenses Limitation Agreement is between the Trust and Princeton. As Athena is not a party to the agreement, the Transaction does not impact the agreement and no new agreement will be entered into at this time. Disclosure has been added noting that the existing Operating Expenses Limitation Agreement will remain in place.

Comment 6. In the “Evaluation by the Board of Trustees” section, please make the following revisions:

(a) add 1 year period end dates in the Performance section;

(b) clarify which Morningstar Category is referenced;

(c) in the Fees and Expenses section please specify the ETF’s name;

(d) please state whether the Trustees considered outside advisers for the Fund;

(e) in the Profitability section, please use the word “profit” instead of “profitability” in the second sentence;

(f) in the Profitability section, please review the last sentence and revise to clarify that the Trustees do not believe the sub-adviser’s profit will be excessive. The reference to the “level of profitability to be realized” is confusing; please consider eliminating it.

July 25, 2016

Response.

(a) The requested change has been made.

(b) The requested change has been made.

(c) The requested change has been made.

(d) Registrant has revised the disclosure preceding the deliberations to note that, at the recommendation of the adviser, acknowledging the strong working relationship between Princeton and Athena, the Board did not consider alternative sub-advisers.

(e) The requested change has been made.

(f) Registrant has revised the noted disclosure as follows:

After further discussion, ~~and considering the estimated profitability from the services it renders to the Fund,~~ the Trustees concluded that the level of profitability to be realized from the Fund was not excessive.

Comment 7. In the “Operation of the Fund” section, reference is made to “Funds”. Please revise to eliminate the use of the plural as the Proxy Statement applies to one fund.

Response. The requested change has been made.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

July 25, 2016

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little